

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-mail
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

Gary A. Schwartz, Esq.
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re:** **Allied World Assurance Company Holdings, AG**
> **Amendment No. 1 and 2 to Registration Statement on Form S-4**
> **Filed on August 5 and 10, 2011**
> **File No. 333-175398**

Dear Mr. Dupont and Mr. Schwartz:

We have reviewed the amended registration statement and have the following comments.

General

1.   We note your response to prior comment 3, and for the reasons conveyed to Steven Seidman of Willkie Farr, counsel to Allied World, on a telephone call on August 10, 2011, we continue to believe that Allied World and Transatlantic did not comply with Exchange Act Rule 14a-13. Please revise the proxy statement/prospectus to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the companies' non-compliance with this rule at this time, please confirm in your response that each company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Risk Factors, page 22

2.   With a view toward disclosure, please advise whether the merger would constitute a change in control that would give rise to termination rights to Transatlantic's counterparties to various contracts, whether any of Transatlantic's counterparties will have termination rights with respect to any contracts with Transatlantic in connection

with the change in control, and what impact that any such terminations could have on Transatlantic and the combined company.

Background of the Merger, page 42

3.   It does not appear the revised disclosure was fully responsive to the last bullet point of our prior comment 11. Please advise or revise.

4.   Revise this section to disclose, if true, that on August 5, 2011, there was a meeting between Gibson Dunn and Skadden regarding Validus and Transatlantic entering into a mutually acceptable confidentiality agreement that would not prohibit Validus from pursuing its offer for Transatlantic.

Opinion of Transatlantic's Financial Advisor, page 78

5.   We note the disclosure on page 85 that "[s]olely at the discretion of Transatlantic, Moelis may receive an additional one-time fee of $1.5 million, payable upon completion of the merger." With a view towards disclosure, please advise us as to the origin and operation of this discretionary fee payable to Moelis.

6.   We note the disclosure on page 86 that pursuant to the terms of the engagement letter with Goldman Sachs, Transatlantic has agreed to pay Goldman Sachs a transaction fee, "all of which is contingent upon consummation of the merger, in an amount that will depend on the aggregate consideration in the merger, which in turn will depend on the average trading price of Allied World shares during the five days preceding the stockholder vote relating to the merger." With a view towards disclosure, please provide us additional detail as to how the Goldman Sachs' fee will be determined so that an investor will be able to approximate the fee based on future trading prices of Allied World's shares. In addition, update the example in the first paragraph on page 87 to reflect a more recent date.

Selected Transactions Analysis, page 81

7.   We note your response to prior comment 20. Your response only indicates that the transactions in question were not considered among the most relevant transactions. If these transactions fit the criteria otherwise used by Moelis in performing the analysis, disclose that these transactions were excluded and why.

Interests of Allied World's Directors…, page 88

8.   Revise the disclosure to define in the proxy statement/prospectus the terms "good reason" and "limited good reason."

Litigation Related to the Merger, page 105

9.   Please revise this section to reflect the complaint filed by Validus on August 10, 2011
        and update the status of Transatlantic's lawsuit against Validus.

Conditions to Completion of the Merger, page 118

10.   We note that section 6.4 of the merger agreement requires that "[p]rior to the Effective
        Time, Allied World shall either (i) terminate the Allied World Secured Credit Facility
        and Allied World Unsecured Credit Facility or (ii) use its commercially reasonable
        efforts to obtain, on or before the Effective Time, the necessary consents (the "Requisite
        Lender Consents") ..." Please supplement the proxy statement/prospectus to disclose
        this requirement as a condition to closing. With a view to disclosure, please advise us of
        the consequences that would result if Allied World were unable to obtain an amendment
        or waiver of the relevant provisions of its credit agreements and was required to terminate
        such agreements.

Proxy Card

11.   Revise Allied World's proxy cards to clearly mark each of them as a "Preliminary Copy."
        Refer to Exchange Act Rule 14a-6(e)(1).

12.   We refer you to Proposal J which indicates that following Allied World shareholders'
        vote on a list of seven individuals, three individuals will withdraw at or prior to the Allied
        World Special Shareholder Meeting, and the remaining individuals will be designated by
        the Allied World board to serve as either Class I, II or III Directors. Disclose who will
        determine which individuals withdraw and how such determination will be made. Please
        also advise why you believe such arrangement is consistent with the requirements of Item
        401 of Regulation S-K and Exchange Act Rule 14a-4(b) and 14a-4(d). To the extent you
        are relying on Instruction 1 to Rule 14a-4(b) based on the premise that the election of
        such directors to the combined company's board of directors is an "integral part" of the
        merger, please address the fact that neither sections 6.9(a) or 7.1(g) of the merger
        agreement require that Allied World shareholders cast votes for seven nominees but
        rather only mandate that the combined company's board of directors be comprised of
        four "Independent Allied World Directors," as defined in the merger agreement. Please
        also advise us why the Allied World board of directors is unable at the present time to
        specify the four nominees up for election. If prior to the Allied World special
        shareholder meeting the Allied World board of directors identifies the four nominees and
        the class of directors on which they will serve *or* if any three of the seven individuals
        withdraw, please advise us whether Allied World will file and disseminate supplemental
        proxy materials to its shareholders, including a revised proxy card, if applicable, at the
        time such determination is made. If not, please explain why not and the basis for such

decision, including a discussion of the requirements of Schedule 14A and Regulation 14A. We may have further comment.

13.   Disclose prominently in the proxy statement/prospectus, if true, that only those Allied World individuals of the seven listed in Proposal J that receive a majority of votes cast at the Allied World special shareholder meeting will be eligible to be designated by Allied World's board to serve as either Class I, II or III Directors, and Allied World shareholders may not know the identity of the four nominees to be elected until the special shareholder meeting.

14.   Since it appears that Allied shareholders may not know to which Class of director the nominees to be voted for will be designated prior to the special shareholder meeting, please supplement the disclosure in the proxy statement/prospectus to make this point more clear, and advise us why Allied World shareholders who vote for a nominee are not required under Swiss law to vote on the separate matter of the class of a director nominee.

        You may contact me at (202) 551-3444 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Perry Hindin

                                        Perry Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Jeffrey S. Hochman, Esq.
        Willkie Farr & Gallagher LLP

        Lois F. Herzeca, Esq.
        Gibson, Dunn & Crutcher LLP